 # News Release

WINNEBAGO COMPLETES ACQUISITION OF GRAND DESIGN

FOREST CITY, IOWA, November 8, 2016 - Winnebago Industries, Inc. (NYSE: WGO) today announced that it has completed the previously announced acquisition of Grand Design RV, LLC ("Grand Design"), a manufacturer of towable recreation vehicles (RVs), for approximately $500 million in cash and Winnebago shares. The Company also entered into a seven-year $300 million term loan and five-year asset based lending facility for up to $125 million arranged by JPMorgan Chase Bank, N.A.

"We are pleased to complete this transformative transaction. The acquisition of Grand Design positions Winnebago Industries as an immediately stronger player in the RV market and will provide long-term value for our shareholders," said Michael Happe, Winnebago's President and Chief Executive Officer. "We are excited to welcome Grand Design into our portfolio and look forward to working with their talented team to exceed the expectations of our collective dealers and end customers."

J.P. Morgan acted as financial advisor to Winnebago and Lindquist & Vennum LLP acted as legal counsel. Baird acted as financial advisor to Grand Design and Weil Gotshal & Manges LLP acted as legal counsel.

About Winnebago

Winnebago is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. Winnebago has multiple facilities in Iowa, Indiana, Oregon and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago's investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

About Grand Design

Grand Design was founded in 2012 and is one of the fastest-growing RV companies in the industry. Since its founding, Grand Design has shipped 26,850 units and has sold over 22,250 units at retail. Grand Design manufactures the market leading Reflection fifth wheel and travel trailer, flagship Solitude extended stay fifth wheel, luxury Momentum toy hauler and lightweight Imagine travel trailer product lines.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, any unexpected expenses related to ERP, risks relating to the integration of our acquisition of Grand Design including; risks inherent in the achievement of cost synergies and the timing thereof; risks related to the disruption of the transaction to

Winnebago and Grand Design and its management; the effect of announcement of the transaction on Grand Design's ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties, risk related to compliance with debt covenants and leverage ratios, risks related to integration of the two companies and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Media Contact:
Sam Jefson
Public Relations
641-585-6803
sjefson@wgo.net

IR Contact:
Ashis Bhattacharya
Investor Relations
641-585-6414
abhattacharya@wgo.net